United States securities and exchange commission logo





                            July 10, 2020

       Neal Froneman
       Chief Executive Officer
       Sibanye Stillwater Limited
       Constantia Office Park
       Bridgeview House, Building 11, Ground Floor
       Cnr 14th Avenue & Hendrik Potgieter Road
       Weltevreden Park, 1709 South Africa
       011-27-11-278-9600

                                                        Re: Sibanye Stillwater
Limited
                                                            Form 20-F for the
Fiscal Year ended December 31, 2019
                                                            Filed April 28,
2020
                                                            File No. 333-234096

       Dear Mr. Froneman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year ended December 31, 2019

       Financial Statements
       Note 16 Equity- Accounted Investments, page 348

   1. Please provide us with the significance tests that you performed under Rules 1-02(w) and
                                                        3-09 of Regulation S-X,
applicable by way of Instruction 1 to Item 8 of Form 20-F, in
                                                        determining that you
were not required to file the financial statements of Rand Refinery
                                                        Proprietary Limited and
Mimosa Investments Limited along with your annual report.
 Neal Froneman
Sibanye Stillwater Limited
July 10, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Joseph Klinko at (202) 551-3824 or John Cannarella at
(202) 551-
3337 with any questions.



                                                          Sincerely,
FirstName LastNameNeal Froneman
                                                          Division of
Corporation Finance
Comapany NameSibanye Stillwater Limited
                                                          Office of Energy &
Transportation
July 10, 2020 Page 2
cc:       Charl Keyter
FirstName LastName